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09056630

SEC… S …COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2008** (MM/DD/YY) AND ENDING **DECEMBER 31, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **FIRST AMERICAN SECURITIES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
103

624 HARMON PLACE, SUITE 218
(No. and Street)

MINNEAPOLIS	**MINNESOTA**	**55403**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOAN D. MATHEWS **612-486-5890**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **JOAN D. MATHEWS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **FIRST AMERICAN SECURITIES, INC.**, as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSHUA JAMES SWENSON
Notary Public
Minnesota
My Commission Expires Jan. 31, 2013

Signature

PRESIDENT
Title

2/19/09
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST AMERICAN SECURITIES, INC.

Minneapolis, Minnesota

December 31, 2008 and 2007

FINANCIAL STATEMENTS

Including Independent Auditors' Report

FIRST AMERICAN SECURITIES, INC.

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

INDEPENDENT AUDITORS' REPORT

Board of Directors
First American Securities, Inc.
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of First American Securities, Inc. (a wholly-owned subsidiary of Mathews Financial, LLC) as of December 31, 2008 and 2007 and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Securities, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 9 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 u8nder the Securities Exchange Act or 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Maitland, Florida
February 18, 2009

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
Current assets:		
Cash and cash equivalents	$ 18,757	$ 21,497
Prepaid expenses	10,090	10,016
Deferred tax asset	1,715	1,133
Total current assets	30,562	32,646
Equipment, net	2,482	4,349
Total assets	$ 33,044	$ 36,995

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Current liabilities:		
Accounts payable	$ 1,330	$ 508
Income tax payable	-	-
Total current liabilities	1,330	508
Stockholder's equity:		
Common stock, voting, $.01 par value per share; 5,000,000 shares authorized, 464,000 issued and outstanding	4,640	4,640
Common stock, non-voting, $.01 par value per share; 5,000,000 shares authorized, 40,000 shares issued and outstanding	400	400
Additional paid-in capital	164,951	164,951
Accumulated deficit	(138,276)	(133,504)
	31,715	36,487
Total liabilities and stockholder's equity	$ 33,044	$ 36,995

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commissions and fees	$ 206,173	$ 284,130
Interest income	6,167	8,746
Total revenues	212,340	292,876
Expenses:		
Sales commissions	96,305	140,878
Other operating expenses	121,389	159,295
Total expenses	217,694	300,173
Income before income taxes	(5,354)	(7,297)
Income tax benefit (provision for income taxes)	582	1,133
Net income	$ (4,772)	$ (6,164)

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2008 and 2007

	Common Stock		Additional Paid-in	Accumulated	
	Voting	Non-Voting	Capital	Deficit	Total
Balances, December 31, 2006	4,640	400	164,951	(122,340)	47,651
Dividends paid				(5,000)	(5,000)
Net income (loss)				(6,164)	(6,164)
Balances, December 31, 2007	$ 4,640	$ 400	$ 164,951	$ (133,504)	$ 36,487
Net income (loss)				(4,772)	(4,772)
Balances, December 31, 2008	$ 4,640	$ 400	$ 164,951	$ (138,276)	$ 31,715

The accompanying notes are an integral part of these financial statements

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ (4,772)	$ (6,164)
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	1,867	2,410
Changes in operating assets and liabilities		
Prepaid expenses	(74)	(172)
Deferred tax asset	(582)	(1,133)
Accounts payable	821	(89)
Income taxes payable	-	(4,300)
Net cash (used in) provided by operating activities	(2,740)	(9,448)
Cash flows from investing activities:		
Purchases of equipment	-	(1,366)
Net cash used in investing activities	-	(1,366)
Cash flows from financing activities:		
Dividends paid	-	(5,000)
Net cash used in financing activities	-	(5,000)
Net (decrease) increase in cash and cash equivalents	(2,740)	(15,814)
Cash and cash equivalents at beginning of period	21,497	37,311
Cash and cash equivalents at end of period	$ 18,757	$ 21,497
Supplemental cash flow information:		
Cash paid for income taxes	$ -	$ 4,300

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

First American Securities, Inc. ("the Company") is a securities broker-dealer and a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company was incorporated on November 10, 1993 and was approved for membership in NASD on December 15, 1994. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

Equipment

Equipment is stated at cost and depreciated over estimated useful lives of 5 years using accelerated methods. Accumulated depreciation was $10,692 and $8,826 at December 31, 2008 and 2007, respectively. The Company recorded depreciation expense of $1,867 and $2,410 for the years ended December 31, 2008 and 2007, respectively.

Income Taxes

Deferred taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and net operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue Recognition

Securities transactions and related commission income and expenses are recorded on a trade-date basis. The Company's revenues derived from private placements are recognized at the time of the placement's closing.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and financial Liabilities ("SFAS 159"). SFAS 159 provides the Company with an option to report selected financial assets and liabilities at fair value. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management is in the process of evaluating the impact of SFAS 159 and does not anticipate it will have a material effect on the Company's financial condition or results of operations.

In May 2008, the FASB issued FAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "*The Meaning of* Present Fairly in Conformity With Generally Accepted Accounting Principles". The Company does not expect that the adoption of this pronouncement will have a significant impact on its financial condition, results of operations and cash flows.

In April 2008, the FASB issued Financial Staff Position 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3") which amends the factors that must be considered when developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under FAS 142, "Goodwill and Other Intangible Assets." This statement amends paragraph 11(d) of FAS 142 to require an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset. This statement is effective for financial statements in fiscal years beginning after December 15, 2008. The Company does not expect that the adoption of this pronouncement will have a significant impact on its financial condition, results of operations or cash flows.

Note 2 – Related Party Transactions

The Company pays its parent company management fees in conjunction with research and other general office assistance provided by the parent company. For the years ended December 31, 2008 and 2007, the Company paid management fees of $22,500 and $30,000, respectively.

Note 3 – Office Lease

The Company leases its office space under an operating lease that expires December 31, 2009, which calls for a monthly payment $850 and $900 for the years ended 2008 and 2009, respectively. The Company is also responsible for all utility, janitorial, and maintenance costs of the leased space. Future minimum lease payments for the year ending December 31, 2009 are estimated to be approximately $10,800. Total rent expense for the two years ended December 31, 2008 and 2007 was $10,200 and $10,200, respectively.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and related net capital ratio fluctuate on a daily basis. As of December 2008, the net capital ratio was .09 to 1 and net capital was

Note 4 – Net Capital Requirements (continued)

$15,025, which exceeded the minimum requirement by $10,025. As of December 31, 2007, the net capital ratio was .03 to 1 and net capital was $18,773, which exceeded the minimum requirement by $13,773.

The Company's brokerage activity is transacted on a fully disclosed basis through Southwest Securities, Inc. and, accordingly, is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission based on provisions of Section 9k)(2)(II) of the Rule.

Note 5 – Income Taxes

The Company has approximately $6,900 in net operating loss carryover from 2008 that is available to reduce future income taxes. The net operating loss carryover expires in 2028. The Company has adopted SFAS 109, which provides for the recognition of a deferred tax asset based upon the value of the loss carryforwards will have to reduce future income taxes and management's estimate of the probability of the realization of these tax benefits. The Company's management determined that it was more likely than not that the Company's net operating loss carryforward will be utilized; therefore, no valuation allowance against the related deferred tax asset has been established.

A summary of deferred tax asset presented on the accompanying balance sheet is as follows:

	2008	2007
The provision (benefit) for income taxes consist of the following:		
Currently payable:		
Federal	$ -	$ -
State	-	-
Total current payable	$ -	$ -
Deferred:		
Federal	$ (1,037)	$ (685)
State	(678)	(448)
	$ (1,715)	$ (1,133)
Total provision (benefit) for income taxes	$ (1,715)	$ (1,133)
Individual components of deferred taxes are as follows:		
Deferred tax asset arising from:		
Net operating loss carryforward	$ 1,715	$ 1,133
Total deferred asset	$ 1,715	$ 1,133

FIRST AMERICAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2008

Total stockholder's equity		$ 31,715
Deductions and/or changes:		
Non-allowable assets:		
Clearing deposit	$ 2,403	
CRD deposit	9,176	
Prepaid expenses	914	
Deferred tax asset	1,715	
Equipment, net	2,482	
		16,690
Net capital		$ 15,025

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 1,330

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net captial at 1,500 percent	$ 10,025
Excess net capital at 1,000 percent	$ 14,891
Ratio: Aggregate indetedness to net capital	.09 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net captial as reported in Company's Part II FOCUS report, Form X-17A-5 (unaudited) as of December 31, 2008	$ 15,025
Depreciation expense	1,867
Income tax benefit	(1,715)
Non-allowable asset classification, depreciation expense	(1,867)
Non-allowable asset classification, income tax benefit	1,715
Net capital per above	$ 15,025

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
First American Securities
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of First American Securities, Inc. for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
February 18, 2009